Exhibit 99.4

This notice is not an offer to sell securities in the United States. Any transactions involving offers of securities referred to in this notice cannot, and will not, be carried out by VCP, Aracruz or their respective affiliates absent registration or an exemption from registration. The stock swap merger is being conducted pursuant to the Brazilian Corporation Law. It involves securities of Brazilian companies and is subject to disclosure requirements that are different from those of the United States. The stock swap merger is being conducted pursuant to exemptions from registration provided under the US Securities Act of 1933, as amended, or the Securities Act. The new VCP common shares that will be distributed to Aracruz shareholders in connection with the stock swap merger, if approved, have not yet been registered with the Securities and Exchange Commission, or the SEC. If the stock swap merger is approved, VCP intends to (1) register with the SEC under the US Securities Exchange Act of 1934, as amended, the new VCP common shares and (2) submit a listing application to the New York Stock Exchange for the new VCP ADSs that, in each case, will be distributed to holders of Aracruz shares and ADSs, respectively, as a result of the stock swap merger. Neither Aracruz nor VCP or any of their respective affiliates is asking you to send them a proxy and you are requested not to send a proxy to Aracruz, VCP or any of their respective affiliates.

ARACRUZ CELULOSE S.A.

VALUATION REPORT AT BOOK VALUE OF

SHAREHOLDERS’ EQUITY TO BE MERGED

December 31, 2008

VALUATION REPORT

1) BAKER TILLY BRASIL - ES AUDITORES INDEPENDENTES LTDA., a Brazilian professional partnership (sociedade civil) incorporated in the City of Vitória, State of Espírito Santo, at Av. Nossa Senhora da Penha no. 520, Praia do Canto, enrolled with the Regional Accounting Council of the State of Espírito Santo under CRC no. 2ES000289/O-5, and with the Brazilian National Corporate Taxpayers Registry of the Ministry of Finance under no. 27.243.377/0001-28, with its articles of association registered with the Civil Registry of Individuals and Legal Entities of Vitória, State of Espírito Santo, on May 28, 1975, under no. 3,074, as amended on March 16, 2009, under no. 41,832 Book A 58, by its undersigned partner, Mr. Wladimir Firme Zanotti, Brazilian, married, accountant, bearer of Identity Card no. 660.841 SSP - ES, enrolled with the Brazilian Individual Taxpayers Registry under CPF no. 002.377.737-08 and with the Regional Accounting Council of the State of Espírito Santo under no. 1ES007326/O-5, resident and domiciled at Av. Estudante José Julio de Souza no. 1,300, Itaparica, Vila Velha, State of Espírito Santo, appointed, as per the Stock Swap Merger Protocol (Protocolo e Justificação da Incorporação de Ações) of ARACRUZ CELULOSE S.A. (“Aracruz”) and VOTORANTIM CELULOSE E PAPEL S.A. (“VCP”), entered into by management of Aracruz, with headquarters at Barra do Riacho, Aracruz, State of Espírito Santo, enrolled with the Brazilian National Corporate Taxpayers Registry of the Ministry of Finance under CNPJ/MF

no. 42.157.511/0001-61, and VCP, with headquarters at Alameda Santos, 1,357, 6th floor, in the City of São Paulo, enrolled with the Brazilian National Corporate Taxpayers Registry of the Ministry of Finance under CNPJ/MF no. 60.643.228/0001-21, to be approved at a Extraordinary General Shareholders Meeting of VCP to be called in due course, which appointment is to act as an expert to conduct a valuation, at book value, of (i) the shareholders’ equity of Aracruz and (ii) the Aracruz shares, for the purposes of Sections 226 and 252, paragraph 1, of Law 6,404/76 (“Brazilian Corporation Law”), in accordance with the auditing standards generally accepted in Brazil (“Brazilian GAAP”), hereby presents the result of its works.

Purpose of the Valuation

2) This report is issued for the sole purpose of being a part of the stock swap merger process of Aracruz with Votorantim pursuant to Section 252 of the Brazilian Corporation Law, and shall be used for no other purpose.

Scope of the Work

3) The valuation report, at book value, of Aracruz’s shareholders’ equity and the Aracruz shares, for the purposes of Sections 226 and 252, Paragraph 1, of the Brazilian Corporation Law, are issued in connection with the audit of Aracruz’s balance sheet as of December 31, 2008, which was prepared under the responsibility of Aracruz’s management.

4) We conducted our audit in accordance with Brazilian GAAP, which comprised, among other procedures: (a) planning of the works, taking into account the significance of the balances, the volume of the transactions and Aracruz’s accounting systems and internal controls; (b) examining, on a test basis, the evidences and registrations supporting the amounts disclosed; and (c) assessing the accounting principles used and the significant estimates made by Aracruz’s management.

Conclusion

5) Based on the works performed, we concluded that the value of the assets, rights and obligations comprising the shareholders’ equity of Aracruz, as per its balance sheet as of December 31, 2008, summarized in the Exhibit hereto, is nine hundred forty seven million, five hundred ninety seven thousand, six hundred eighty four Reais and eighty cents (R$947,597,684.80), with a total number of one billion, thirty two million, five hundred fifty four thousand, one hundred twenty (1,032,554,120) shares, equivalent to a unit value per share of R$0.9177, irrespective of their type or class, which is registered in Aracruz’s accounting books, in accordance with the Brazilian GAAP.

6) Notwithstanding the shareholders’ equity value referred to in the previous paragraph, we hereby inform that Aracruz, with due consent from the Brazilian Securities Commission (Comissão de Valores Mobiliários, or “CVM”), decided to postpone from December 31, 2008 to December 31, 2009 the adoption of the procedures for definition of its functional currency and, therefore, has prepared its balance sheet in accordance with the accounting practices in force as of December 31, 2007, before the approval of Technical Pronouncement CPC 02 (Effects of Changes in Exchange Rates and Translation of Financial Statements) by CVM Resolution no. 534/08, which rendered its application mandatory by publicly-held corporations as from the years ended December 31, 2008. The CVM’s consent for the postponement of the application of this accounting rule was granted to the Company without, however, changing said rule and its effectiveness.

In compliance with the requirements of the CVM, we hereby inform as follows:

a) In accordance with the professional rules established by the Brazilian Federal Accounting Council, we are not aware of any conflicts of interest, whether direct or indirect, or of any other circumstance representing a conflict of interest regarding the services that we provided and that are described above; and

b) We are not aware of any action by Aracruz’s controlling shareholder or managers intended to direct, limit, hinder or consummate any acts that have or may have compromised access to, or knowledge of, any relevant information, assets, documents or working methodology in connection with the quality of the respective conclusions.

Vitória, July 21, 2009

/s/ Wladimir Firme Zanotti
Wladimir Firme Zanotti Partner-Accountant CRC 1ES007326/O-5 BAKER TILLY BRASIL-ES Auditores Independentes Ltda. CRC 2ES000289/O-5

EXHIBIT

ARACRUZ CELULOSE S.A.

BALANCE SHEET AS OF DECEMBER 31, 2008

ARACRUZ CELULOSE S.A.

BALANCE SHEET AS OF DECEMBER 31, 2008

ASSETS
CURRENT ASSETS

Cash and Cash Equivalent	2,027,732.94
Short-term investments	827,885,392.86
Trade accounts receivable	650,768,662.90
Inventories	272,814,901.34
Tax credits	264,490,798.68
Advances to suppliers	1,723,395.42
Other accounts receivable	56,761,208.43
Other	15,752,523.58
Total current assets	2,092,224,616.15

LONG-TERM RECEIVABLES
Long-term investments	6,314,509.80
Accounts receivable	37,328,427.09
Advances to suppliers	264,645.128.42
Subsidiaries	353,953.55
Deferred income and social contribution taxes	309,952,080.08
Tax credits	35,227,468.15
Court deposits	12,218,382.05
Total long-term receivables	666,039,919.14

PERMANENT ASSETS

Investments	1,657,144,033.95
Property, plant and equipment	5,862,271,221.22
Intangible assets	56,288,334.06
Total permanent assets	7,575,703,589.23
TOTAL ASSETS	10,333,968,124.52

LIABILITIES

CURRENT LIABILITIES

Suppliers	171,181,570.22
Loans and financing	459,003,764.72
Derivatives	76,525.410.64
Advances from subsidiaries	21,092,866.37
Dividends/interest on shareholders’ equity	2,219,461.76
Income and social contribution taxes	80,433,010.48
Other	64,838,815.94
Total current liabilities	875,294,900.13

NON CURRENT LIABILITIES

Loans and financing	5,287,523,639.82
Derivatives	54,842,443.72
Advances from subsidiaries	2,613,268,917.21
Provision for contingencies and legal obligations in litigation	442,798,204.04
Other	112,642,334.80
Total current liabilities	8,511,075,539.59

SHAREHOLDER’S EQUITY
Capital stock – subscribed and paid in	2,871,781,288.11
Reserves:	—
- Capital	—
- Profits	—
Accumulated loss	(1,915,197,176.87)
Treasury shares	(8,986,426.44)
Total shareholders’ equity	947,597,684.80
TOTAL LIABILITIES AND SHAREHOLDER’S EQUITY	10,333,968,124.52
Quantity of outstanding shares	1,032,554,120
Equity value per share	0.9177

Aracruz, December 31, 2008

/s/ Mauro Bitti Loureiro

Mauro Bitti Loureiro

Accountant – CRC – ES – 005002/O-8 “S” SP, RJ, MG, RS and BA